FOIA Confidential Treatment Request Confidential Treatment Requested by Tenable Holdings, Inc. in connection with Registration Statement on Form S-1 filed on June 29, 2018

Eric C. Jensen

+1 650 843 5049

ejensen@cooley.com

July 5, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director

Jeff Kauten, Attorney-Advisor

Christine Dietz, Assistant Chief Accountant

Joyce Sweeney, Staff Accountant

Re:	Tenable Holdings, Inc.

Registration Statement on Form S-1

Filed on June 29, 2018

File No. 333-226002

Ladies and Gentlemen:

On behalf of Tenable Holdings, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-226002), initially filed with the Commission on June 29, 2018 (the “Registration Statement”). We are providing this letter in response to comments from the Staff received telephonically relating to the Registration Statement.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 650-843-5059 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “Preliminary IPO Price Range”) for its IPO. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial

[***]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

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condition and prospects, performance of recent initial public offerings and input received from the lead underwriters, including a discussion that took place during a meeting of the Company’s board of directors (the “Board”) on June 28, 2018 that included representatives of the underwriters. In determining the Preliminary IPO Price Range, the underwriters focused on a number of valuation methodologies to estimate the valuation, including comparisons to other newly public companies in the Company’s industry.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement and in the Company’s response, dated June 6, 2018, to the Staff’s prior comment number 12 received on May 24, 2018 (the “Prior Response Letter”), the Company calculates stock-based compensation expense based on the fair value of the awards on the grant date. The Registration Statement describes the Company’s valuation methodology for these purposes, and the Prior Response Letter set forth a summary of the equity awards from January 1, 2017 to the date of the Prior Response Letter and described and quantified the significant assumptions used to determine the fair value of the common stock used in the valuation of these awards.

A summary of the Company’s equity awards from July 1, 2017 to the date of this letter is set forth below for the Staff’s reference:

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Exercise Price Per Share		Fair Value per Share
July 26, 2017	49,000	$7.75		$7.75
September 19, 2017	373,500	$7.75		$7.75
September 20, 2017	10,000	$7.75		$7.75
September 25, 2017	25,000	$7.75		$7.75
October 26, 2017	410,500	$9.66		$9.66
December 7, 2017	348,000	$9.66		$9.66
December 21, 2017	83,000	$9.66		$9.66
December 29, 2017	80,000	$9.66		$9.66
February 21, 2018	722,000	$10.97		$10.97
March 14, 2018	443,000	$10.97		$10.97
May 8, 2018	736,500	$14.06		$14.06
June 21, 2018	4,012,148	$16.21		$16.21
June 21, 2018	973,800	—	(1)	$16.21

(1)	Represents award of restricted stock units.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

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As described in the Registration Statement and the Prior Response Letter, the estimated fair value of the Company’s common stock is determined at each grant date by the Board, taking into account recent independent third-party valuations commissioned by the Board. Such valuations are performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”). The valuations have historically utilized a combination of the option pricing method (“OPM”) and the probability-weighted expected return method (“PWERM”), both of which are described in the Practice Aid, to allocate the enterprise value of the Company to the various classes and series of its capital stock. Under the OPM, the value of an equity interest is modeled as a call option with a distinct claim on the enterprise value of the Company. The call right is valued using a Black-Scholes option pricing model with consideration given to the time value of money and volatility. Based on the OPM, the Company determines its enterprise value after consideration of its Series A and B redeemable convertible preferred stock, including the application of the Series A participation rights, which give such holders rights to common stock proceeds until such holders have reached three times the original issue price of the Series A redeemable preferred stock of $50 million. Since the Series A redeemable preferred stockholders have three times participation rights for approximately 20% ownership of the Company, the common and preferred shares are not equally valued until the Company’s enterprise value reaches $750 million. The PWERM approach employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, including IPO scenarios and non-IPO scenarios. The PWERM is typically utilized when potential liquidity events, including an IPO, can be well defined and, as such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM. The probability and timing of each scenario are based upon discussions between the Company’s board of directors and management team.

The Company employs a combination of the OPM and PWERM approaches, also known as the hybrid method, as it believes that this method appropriately allocates the Company’s equity value given the difference in valuation under the OPM model due to the Series A participation rights. The PWERM approach is better suited in situations where there is a possibility of a near-term liquidity event, and the OPM approach is better suited in situations requiring allocation of value across a Company’s different equity classes. The Company has utilized a hybrid approach to address the potential liquidity paths available and to overcome the limitations of each individual method. As described below, the Company has increased the weighting of the PWERM approach as it nears the timing of its estimated liquidity event.

In its application of the hybrid method, the Company relies on the PWERM to allocate the value of equity under a near-term liquidity scenario and the OPM to allocate the value of equity under a long-term liquidity scenario. The projected equity values relied upon in the PWERM scenario are based on (1) guideline IPO transactions involving companies that are considered broadly comparable to the Company and (2) the Company’s expectation of the pre-money valuation needed to consider an IPO as a viable exit strategy. The projected equity values relied upon in the OPM are based on a weighted average indication of the value using the discounted cash flow method, which is an income approach, and, beginning with the October 1, 2017 valuation (at the time in which the Company began internal discussions to plan a liquidity event within the near term), the guideline public company method, which is a market approach.

In determining the estimated fair value of the Company’s common stock as of each grant date, the Board also considered that the Company’s common stock is not currently freely tradable in the public markets. The estimated fair value of the Company’s common stock at each grant date therefore reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

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A discussion of the determination of the significant factors considered by the Board in determining the fair value of the Company’s common stock for equity grant dates from July 1, 2017 to the date of this letter is set forth below.

Third Party Valuation Date	Fair Value per Share	Relative Weighting of PWERM/OPM	Significant Company Events and Changes in Valuation Analyses and Assumptions
July 1, 2017	$7.75	35%/65%

Company Updates

•  Revenue for the second quarter of 2017 increased 53% over second quarter of 2016

•  Launch of new cyber exposure marketing strategy, expanding on the Company’s prior vulnerability management marketing strategy

•  Initial sales of Tenable.io to enterprise customers, including a sale to a Fortune 50 enterprise customer

•  Asia-Pacific (APAC) sales headquarters opened in Australia

Changes in Valuation Analysis and Assumptions

•  Within the PWERM, the undiscounted value of the Company’s common stock (before application of any DLOM) was $[***] per share, and the discounted value of the Company’s common stock (including application of any DLOM) was $[***] per share

•  Assumed liquidity events in both June 2018 ([***]% probability) and December 2018 ([***]% probability)

•  Weighted average equity value for June 2018 liquidity event scenarios was $[***] based on [***]x multiple of estimated revenue for 12 months ending June 2019

•  Weighted average equity value for December 2018 liquidity event scenarios was $[***] based on [***]x multiple of estimated revenue for 12 months ending December 2019

•  Discount rate of [***]% for time value of money

•  Applied DLOM of [***]%

•  Within the OPM, the undiscounted value of the Company’s common stock (before application of any DLOM) was $[***] per share, and the discounted value of the Company’s common stock (including application of any DLOM) was $[***] per share

•  Estimated equity value was $[***], based solely on discounted cash flow analysis (“DCF”)

•  2017 revenue forecast to be $[***], increasing to $[***] in 2021

•  Estimated enterprise value of approximately [***]x forecasted 2017 revenue

• Volatility used in OPM was [***]% • Risk-free rate of [***]% • Assumed time to liquidity event of [***] years • Applied DLOM of [***]% • No discount for lack of control

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

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October 1, 2017	$9.66	40%/60%

Company Updates

•  Revenue for the third quarter of 2017 increased 45% over third quarter of 2016

•  Introduction of container security and web application scanning modules for Tenable.io

•  Based on potential IPO timeline, evaluated valuation multiples based on 2018 forecasted revenues

Changes in Valuation Analysis and Assumptions

•  Within the PWERM, the undiscounted value of the Company’s common stock increased from $[***] to $[***] per share, and the discounted value of the Company’s common stock (including application of any DLOM) increased from $[***] to $[***] per share

•  Assumed December 2018 liquidity event probability increased to [***]% probability and June 2018 probability reduced to [***]%

•  Equity values for liquidity event scenarios did not change from July 2017 valuation

•  Discount rate reduced to [***]% due to continued achievement of forecasted growth

•  Lower discount rate and reduction in weighted-average time to liquidity event from [***] years to [***] years fully accounted for increase in PWERM valuation

•  No change in DLOM

•  Within the OPM, the undiscounted value of the Company’s common stock increased from $[***] to $[***] per share, and the discounted value of the Company’s common stock (including application of any DLOM) increased from $[***] to $[***] per share

•  Enterprise value estimated using both DCF ([***]% weighting) and guideline public company analysis (“GPC”) ([***]% weighting)

•  Estimated enterprise value was $[***] under GPC, representing [***]x multiple of forecast 2018 revenue

•  Estimated enterprise value increased to $[***] under DCF due primarily to reduction in discount rate

•  Weighted average estimated enterprise value of $[***] was approximately [***]x multiple of forecasted 2018 revenue

•  Volatility used in OPM remained at [***]%

•  Risk-free rate increased to [***]%

•  Assumed time to liquidity event reduced to [***] years

•  Same DLOM of [***]%

•  No discount for lack of control

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

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January 1, 2018	$10.97	50%/50%

Company Updates

•  Revenue for the fourth quarter of 2017 increased 50% over fourth quarter of 2016

•  Company reached nearly 1,000 employees

•  Board appointed its first independent director, A. Brooke Seawell

•  Announcement of Industrial Security SaaS capabilities in our Tenable.io product in partnership with Siemens

•  Tax Cuts and Jobs Act passed, which the Company believes may reduce tax expense in long-term forecasts

Changes in Valuation Analysis and Assumptions

•  Within the PWERM, the undiscounted value of the Company’s common stock increased from $[***] to $[***] per share, and the discounted value of the Company’s common stock (including application of any DLOM) increased from $[***] to $[***] per share

•  Assumed December 2018 liquidity event based on internal timeline

•  Assumed equity value of $[***] for December 2018 liquidity event scenario did not change from earlier valuations

•  Discount rate increased slightly to [***]% due to increase in risk-free rates

•  Reduction in weighted-average time to liquidity event from [***] years to [***] years accounted for increase in PWERM valuation

•  DLOM reduced from [***]% to [***]% based on recent third-party purchase transactions for the Company’s shares of common stock.

•  Within the OPM, the undiscounted value of the Company’s common stock increased from $[***] to $[***] per share, and the discounted value of the Company’s common stock (including application of any DLOM) increased from $[***] to $[***] per share

•  Enterprise value estimated using both DCF ([***]% weighting) and GPC ([***]% weighting)

•  Estimated enterprise value was $[***] under GPC, representing [***]x forecast 2018 revenue (increase from October 2017 valuation

•  Estimated enterprise value increased to $[***] under DCF due primarily to updated projections based on strength of 2017 results and continued adoption of solutions deployed in 2017

•  Weighted average estimated enterprise value of $[***] was approximately [***]x forecasted 2018 revenue

•  Volatility used in OPM remained at [***]%

•  Risk-free rate increased to [***]%

•  Assumed time to liquidity event increased to [***] years

•  DLOM reduced from [***]% to [***]%

•  No discount for lack of control

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

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April 1, 2018	$14.06	60%/40%

Company Updates

•  Revenue for the first quarter of 2018 increased 46% over first quarter of 2017

•  Board appointed its second independent director, Arthur W. Coviello, Jr.

•  Company initiated discussions with underwriters and counsel for a potential IPO – guidance included:

•  Recent transactions indicated higher market multiples for companies with superior growth

•  Accelerating projected timeline from December 2018 to July 2018

•  IPO valuation would be based on 2019 forecasted revenues

•  Company hired new Chief People Officer, Bridgett Paradise

Changes in Valuation Analysis and Assumptions

•  Within the PWERM, the undiscounted value of the Company’s common stock increased from $[***] to $[***] per share, and the discounted value of the Company’s common stock (including application of any DLOM) increased from $[***] to $[***] per share

•  Based on discussions with prospective underwriters, timeline for assumed liquidity event accelerated from December 2018 to July 2018

•  Weighted average assumed equity value of $[***] for July 2018 liquidity event scenario based on [***]x multiple of estimated revenue for 12 months ending December 2019

•  Forecast 2019 revenue did not change, but increased revenue multiple from prior valuations was based on guidance from prospective underwriters and favorable market conditions leading to acceleration of anticipated timeline

•  Discount rate reduced slightly to [***]%

•  Increase in assumed equity value of approximately [***]%, together with reduction in weighted-average time to liquidity event from [***] years to [***] years and reduction in discount rate, fully accounted for increase of approximately [***]% in PWERM valuation

•  DLOM further reduced from [***]% to [***]% to reflect near-term liquidity event

•  Within the OPM, the undiscounted value of the Company’s common stock increased from $[***] to $[***] per share, and the discounted value of the Company’s common stock (including application of any DLOM) increased from $[***] to $[***] per share

•  Enterprise value estimated using both DCF ([***]% weighting) and GPC ([***]% weighting)

•  Estimated enterprise value was $[***] under GPC, representing [***]x forecast 2018 revenue (increase from January 2018 valuation; valuation of guideline companies increased since January 2018 valuation)

•  Estimated enterprise value increased to $[***] under DCF due primarily to updated projections, based on strength of Q2 2018 growth and evaluation of total addressable market for our solutions

•  Weighted average estimated enterprise value of $[***] was approximately [***]x forecasted 2018 revenue; increase of approximately [***]% in estimated enterprise price was primary factor in OPM valuation increase of approximately [***]%

•  Volatility used in OPM remained at [***]%

•  Risk-free rate increased to [***]%

•  Assumed time to liquidity event decreased to [***] years

•  DLOM remained at [***]%

•  No discount for lack of control

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

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June 15, 2018	$16.21	65%/35%

Company Updates

•  Company confidentially submitted a draft registration statement and an amendment thereto for a potential IPO

•  Board appointed two independent directors, Jerry M. Kennelly and Kimberly L. Hammonds

Changes in Valuation Analysis and Assumptions

•  Within the PWERM, the undiscounted value of the Company’s common stock increased from $[***] to $[***] per share, and the discounted value of the Company’s common stock (including application of any DLOM) increased from $[***] to $[***] per share.

•  Continued to assume July 2018 liquidity event

•  Weighted average assumed equity value of $[***] for July 2018 liquidity event scenario based on [***]x multiple of estimated revenue for 12 months ending December 2019

•  Increased revenue multiple from prior valuations was based on continued increased valuations of peer companies since April 2018 valuation

•  Discount rate reduced slightly to [***]%

•  Increase in assumed equity value of approximately [***]%, together with reduction in weighted-average time to liquidity event from [***] years to [***] years and reduction in discount rate, fully accounted for increase of approximately [***]% in PWERM valuation

•  DLOM further reduced from [***]% to [***]%

•  Within the OPM, the undiscounted value of the Company’s common stock increased from $[***] to $[***] per share, and the discounted value of the Company’s common stock (including application of any DLOM) increased from $[***] to $[***] per share

•  Enterprise value estimated using both DCF ([***]% weighting) and GPC ([***]% weighting)

•  Estimated enterprise value was $[***] under GPC, representing [***]x forecast 2018 revenue (increase from April 2018 valuation; valuation of guideline companies increased since April 2018 valuation)

•  Estimated enterprise value increased to $[***] under DCF due primarily to reduction in discount rate

•  Weighted average estimated enterprise value of $[***] was approximately [***]x forecasted 2018 revenue; increase of approximately [***]% in estimated enterprise price was primary factor in OPM valuation increase of approximately [***]%

•  Volatility used in OPM remained at [***]%

•  Risk-free rate increased to [***]%

•  Assumed time to liquidity event decreased to [***] years

•  DLOM reduced from [***]% to [***]%

•  No discount for lack of control

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

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Determination of Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is estimated to be between $[***] and $[***] per share. The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company, the Board and representatives of the underwriters. In addition, the Preliminary IPO Price Range was informed by a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for public companies in the Company’s industry, at the time of their IPO; and (c) a current analysis of the public equity market by the underwriters for the offering.

The Company advises the Staff that the fair value of the Company’s common stock based on the June 15, 2018 Valuation was determined prior to establishing the Preliminary IPO Price Range, and was based on the information available at the time. Upon establishing the Preliminary IPO Price Range, the Company evaluated the June 15, 2018 valuation and determined that the June 15, 2018 valuation was appropriate given that it was within the Preliminary IPO Price Range. The Company considers any difference between the June 15, 2018 valuation and the Preliminary IPO Price Range immaterial. Furthermore, the PWERM method yielded an estimated valuation that is within the Preliminary IPO Price Range beginning with the April 1, 2018 Valuation; the Company further advises the Staff that the OPM method also yielded an estimated valuation per share that was within the Preliminary IPO Price Range as of the June 15, 2018 Valuation. The Company notes the following additional factors that could result in differences between the Preliminary IPO Price Range and the recent valuations:

•	The Preliminary IPO Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the equity grant dates described above appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid. This illiquidity also accounts for a substantial difference between the estimated fair values for the grants described above prior to June 15, 2018 and the Preliminary IPO Price Range. The Company respectfully submits that the DLOM utilized for the recent valuations is reasonable and appropriate given the Company’s growth and the prospects for an IPO.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation, which is reflected in the Preliminary IPO Price Range but is not reflected in the OPM methodology used in the valuations.

•	Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary IPO Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

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•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility and resulting in a higher valuation, which is reflected in the Preliminary IPO Price Range.

•	Recent performance of initial public offerings generally, including several issuers in the Company’s industry.

•	Input received from the lead underwriters, including discussions that occurred on June 28, 2018.

Based on the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary IPO Price Range, or at all, the Company respectfully submits to the Staff that the determination of the fair value of its common stock described above is consistent with the Practice Aid, that such fair values are consistent with the Company’s preliminary estimates reflected in the Preliminary IPO Price Range and that the fair values used as the basis for determining the share-based compensation in connection with its option grants and restricted stock unit grants are reasonable and appropriate for the reasons described herein.

Conversion of Preferred Stock

As described in the Registration Statement, the Company’s Series A and B redeemable convertible preferred stock automatically converts into common stock at the then applicable conversion rate upon a qualifying IPO, which is defined as a firm commitment underwritten offering of the Company’s common stock to the public at a price of at least $17.45 per share that results in gross proceeds of at least $75 million. In the event that the IPO relating to the Registration Statement is not a qualifying IPO, the Company expects for the holders of the Series A and B redeemable convertible preferred stock to elect to automatically convert into common stock at the then applicable conversion rate for such series.

* * * *

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

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Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com